Report to Shareholders

NovaGold is pleased to reports its financial and operating results for the three and nine month period ended August 31, 2006, together with an update of the Company’s activities and coming milestones.

Since NovaGold’s last quarterly report, released in July, the Company achieved several important milestones as part of the Company’s continued rapid growth. We completed the acquisition of Coast Mountain Power, securing a run-of-river hydroelectric project to deliver “green” low-cost power to the Galore Creek project and demonstrating our continued commitment to environmental sustainability. We updated resource estimates using 2005 drilling results and current economic parameters and released 2006 drilling results, increasing our Measured and Indicated resources and showing potential for resource expansion and conversion of Inferred Resources to Measured and Indicated Resources. A particularly exciting achievement was the receipt of final permits and the start of construction at Rock Creek mine, with gold production targeted for May 2007. Other project-specific achievements are outlined below.

Each milestone we achieve moves NovaGold one step closer to becoming a gold producer, a transition that should considerably increase shareholder return with a market revaluation. Major upcoming milestones for increased shareholder value include:

Q4 2006	Galore Creek Feasibility Study scheduled for completion
Completion of Donlin Creek and Galore Creek 2006 drilling programs
Galore Creek resource update based on 35,000 meters of drilling in 2006

Q1 2007	Donlin Creek resource update based on 80,000 meters of drilling in 2006
Galore Creek Environmental Assessment Certificate expected to be issued
Anticipate selection of financing partner for Galore Creek

Q2 2007	Board decision to start construction at Galore Creek, upon receipt of permits
Anticipated start of gold production at Rock Creek mine in Nome, Alaska

Q4 2007	Barrick back-in deadline for Donlin Creek

Project Review

Donlin Creek Project

NovaGold owns a 70% interest in the Donlin Creek deposit in a joint venture with Barrick Gold Corporation (30%). The deposit, located in southwestern Alaska, is one of the largest undeveloped gold resources in the world. As currently envisioned, Donlin Creek would be one of only a handful of gold mines worldwide that produce over 1 million ounces of gold per year, making it a true world-class asset.

An independent Preliminary Economic Assessment of the project completed by SRK Consulting (US), Inc. was released on September 25th, confirming the economics of potentially one of the world’s largest open-pit gold mines (for further details on the SRK study see NovaGold’s September 25, 2006 news release and associated technical report on NovaGold’s website at www.novagold.net or on SEDAR at www.sedar.com).

The Donlin Creek Joint Venture approved an 80,000 meter drill program for 2006, including infill drilling targeting conversion of Inferred Resources to Measured and Indicated Resources, exploration expansion drilling, geotechnical drilling and carbonate resource drilling. Through mid-September, just over 56,500 meters of drilling has been completed, and Barrick has provided results for 74 of 171 completed drill holes. Historic drilling at Donlin Creek has converted more than 80% of targeted Inferred Resources to Measured & Indicated Resources. Under the Donlin Creek Mining Venture Agreement, NovaGold has requested that Barrick provide the Company with information on the project from its exploration and development activities. Additional drill results will be released from the program as they are made available to NovaGold. The Company plans to complete an independent update of the Donlin Creek resource estimates once all the results from the 80,000 meter program have been received. These results are anticipated to convert a significant portion of the in-pit Inferred resources to Measured and Indicated resources.

Under the terms of a back-in arrangement outlined in the Mining Venture Agreement, Barrick has an option to earn an additional 40% interest (bringing its total to a 70% interest) in the joint venture. NovaGold believes it will not be possible for Barrick to meet the terms and conditions of the Agreement, and on August 25th filed a lawsuit against Barrick in the United States District Court of Alaska seeking, among other remedies, a declaratory judgment to clarify the requirements Barrick must satisfy to earn an additional 40% interest in Donlin Creek, and an order to the effect that it is impossible for Barrick to satisfy these requirements, in which case NovaGold expects to be appointed as manager of the project in place of Barrick. The Court concluded there is a “genuine dispute” as to Barrick’s ability to meet the conditions required to earn a 70% interest in Donlin Creek, and the Company’s litigation is still pending.

Galore Creek Project

Located within the Stikine Gold Belt of northwestern British Columbia, Galore Creek is one of the largest undeveloped copper-gold-silver projects worldwide. As envisioned, the Galore Creek deposit would be developed by conventional open-pit mining methods at a 65,000 tonnes-per-day processing rate over a minimum 20-year mine life. A final Feasibility Study for the project, prepared by Hatch Ltd., is scheduled for completion this quarter.

The Galore Creek environmental assessment process was initiated in February 2004. As part of the environmental assessment review process, a series of public meetings were held in various communities in the Galore Creek region, with the public and regulator comment periods running from July 10th to September 8th and 22nd, respectively. The Galore team is preparing responses to the comments, and will also be consulting with regulators and the Tahltan First Nation on the process. Provincial regulators have indicated that the permitting process is on schedule and the Environmental Assessment Certificate decision is anticipated in the first quarter of 2007, with construction targeted to begin in the second quarter of 2007.

As part of the concurrent permitting process, NovaGold has filed an application with the B.C. Government to obtain a surface lease over a portion of the Grace claims, under option from Pioneer Metals, where NovaGold intends to build a tailings and waste rock storage facility for the Galore Creek project. A recent report from the British Columbia

Report to Shareholders

Ministry of Energy, Mines and Petroleum Resources has concurred that NovaGold’s drilling on the Grace property over the past 3 years is sufficient to confirm that there is no economic mineralization in the area proposed for a tailings and waste storage facility. The Ministry’s findings are an important confirmatory step in the development of the Galore Creek project. A final decision on granting a surface lease from the B.C. Government would be expected after issuance of the Environmental Assessment certificate in the first quarter of 2007.

NovaGold is nearing completion of its 2006 expansion drilling program at Galore Creek. Additional results from this 35,000 meter program are expected over the coming weeks. Drilling to date has shown significant potential to expand the open pit resource. An updated resource estimate based on this season’s drilling will be completed in the fourth quarter of 2006, along with the Galore Creek Feasibility Study.

Nome Operations

NovaGold envisions development of Nome Operations as an integrated operation that includes the Rock Creek and Big Hurrah deposits and the Nome Gold alluvial deposits. Rock Creek, located 12 kilometers (7 miles) from town of Nome, Alaska, will be NovaGold’s first project to achieve commercial operation, with gold production targeted for mid-2007. Mine construction began on August 22, 2006 upon receipt of final permits and construction approval by NovaGold’s Board of Directors. The mine is expected to produce an average of 100,000 ounces of gold per year from a conventional open-pit year-round mining operation.

The Rock Creek project is accessed by state-maintained roads and benefits from the presence of nearby town-site infrastructure and power. Simple mining and processing, modest capital costs and significant resource expansion potential makes Rock Creek an ideal project for NovaGold to transition from an exploration-stage company to a gold producer. Rock Creek will have minimal environmental impact and provide significant economic benefits to the local community, including the creation of 135 full-time jobs.

Looking Ahead

NovaGold has made exceptional progress over the past year on all of its projects, and even in the face of a hostile bid from Barrick, we have continued to build our experienced construction and operations teams and demonstrate the potential to deliver resource expansion through our exploration activities. We will continue to advance our substantial resources toward production, aiming to create shareholder value by achieving market revaluation as a gold producer in 2007.

This is an exciting time for the Company, and we are working on many fronts to deliver enhanced shareholder value. We are well positioned to take full advantage of the growing demand for metals and become North America’s next mid-tier gold and copper producer. We look forward to reporting on further positive developments on the Company’s projects during the coming months.

On behalf of the Board of Directors,
NovaGold Resources Inc.

[signed: Rick Van Nieuwenhuyse]

Rick Van Nieuwenhuyse
President and CEO
October 13, 2006